Notice of Annual General meeting for TDC

COPENHAGEN, Denmark, March 17, 2003 (PRIMEZONE) -- The Board of Directors of TDC A/S (NYSE:TLD) (OTHER OTC:TDCAF) hereby invites the Company's shareholders to attend the Annual General Meeting, which will be held on Wednesday, April 9, 2003 at 4 p.m. at the Radisson SAS Falconer Center, Falkoner Alle 9, 2000 Frederiksberg, in the Falkoner Salen (the Falkoner Hall).

The agenda will be as follows:

 1.  Election of the Chairman of the Meeting.
 2.  The Board of Directors' report on the activities of the
     Company during the preceding year.
 3.  Presentation of the Financial Statements (the Annual Report)
     for adoption.
 4.  A resolution to discharge the Executive Committee and the Board of Directors from their obligations in respect of the Annual
     Report.
 5.  Resolution regarding appropriation of profit according to the
     Annual Report as adopted.
 6.  Election of members of the Board of Directors, including the
     Chairman and Vice-Chairman, and, if desired, election of
     alternates for the members of the Board of Directors, cf.
     Article 14 of the Articles of Association.
 7.  Election of two Auditors.
 8.  The Board proposes an amendment in the Articles of Association in order to consider the changes in the Danish Companies Act and the Danish Financial Statements Act regarding presentation of annual reports and submission of such annual reports to the
     Danish Commerce and Companies Agency:
      - Article 6(2) is amended so that the Annual General
      - Meeting shall be held every year no later than April 29.
      - In Article 8(1), the words "the financial statements and the consolidated financial statements, duly provided with
        the auditors' report and signed by the Executive Committee and the Board of Directors and a copy of the annual report" shall be deleted and replaced by "the audited Annual Report"
      - In Article 9(1), the words "The financial statements and the consolidated financial statements, including the
        auditors' report and the annual report" shall be deleted
        and replaced by "The audited Annual Report"
      - In Article 9(2), paragraphs 3 and 5, "financial statements"
        and "the financial statements as adopted," respectively, shall be deleted and replaced by "Annual Report" and "the Annual
        Report as adopted."
      - In Article 20(1), "financial statements" shall be replaced by
        "Annual Report" and the words "clear and well-organized" shall be deleted.
 9.  The Board proposes that the Annual General Meeting authorizes the Board of Directors - until the next Annual General
     Meeting -- to allow the Company to acquire own shares at a nominal value of up to 10 percent of the share capital of the
     Company, cf. Section 48 of the Danish Companies Act. The
     purchase price of the shares in question must not deviate by more than 10 percent from the price quoted on the Copenhagen Stock
     Exchange at the time of acquisition.
 10. AOB.

Item 6 on the agenda: The Board of Directors proposes that Thorleif Krarup be elected as a member and Chairman of the Board of Directors. Furthermore, the following members of the Board of Directors are nominated for re-election: Lloyd Kelley (Vice Chairman), Larry Boyle, Niels Heering and Rick L. Moore. The Board proposes that the following persons be elected as new members of the Board of Directors: James W. Callaway, Jonathan Klug and Kurt Anker Nielsen. As alternates for the six Board members elected by the Annual General Meeting, where no shareowners shall abstain from voting, Richard McCormick (first alternate) and Kristin Blomquist (second alternate) have been proposed for election.

Item 7 on the agenda: The Board of Directors proposes re-election of the Company's auditors: PriceWaterhouseCoopers and Ernst & Young Statsautoriseret Revisionsaktieselskab.

Iitem 8 on the agenda: The adoption of the resolution requires approval by at least two thirds of the votes cast as well as two thirds of the voting stock represented at the Annual General Meeting.

The agenda of the Annual General Meeting, proposal for new Articlesof Association and audited Annual Report 2002 will be available forinspection by the shareowners at the Company's offices at Noerregade 21, DK-0900 Copenhagen C and can be found on www.tdc.com/investor.

Any shareowner is entitled to attend the Annual General Meetingprovided that the shareowner has an admission card. Admission cardscan be obtained on presentation of the reference number used by theDanish Securities Centre (Vaerdipapircentralen) or other documentationin accordance with Article 10 of the Articles of Association toDanske Bank, tel. +45 43 39 28 85 or fax +45 43 39 46 69, no laterthan April 4, 2003.

The Board of Directors

Background information regarding new candidates to be elected to theBoard:

Thorleif Krarup, Chairman: Age 50. BSc (Economics), Bachelor ofCommerce (Business Finance) and Bachelor of Commerce (ManagementAccounting). Senior Vice President Business Development, Nordea.Chairman of the Boards of a number of companies within the NordeaGroup.

James W Callaway: Age 56. BSc (Business Administration). Group President, SBC Communications Inc. Member of the Boards of Belgacom S.A. and Telmex (Telefonos de Mexico).

Jonathan Klug: Age 47. MBA. Vice President Finance, SBC International Inc.Member of the Boards of Belgacom S.A., ADSB Telecommunications B.V.and Telkom SA Limited.

Kurt Anker Nielsen: Age 57. MSc (Commerce), 1972. Co-President, CEO, Novo A/S. Vice Chairman of the Boards of Novo Nordisk A/S and Novozymes A/S.Member of the Board of Coloplast A/S. Member of the Board and Chairman of the Audit Committee of ZymoGenetics Inc., Seattle, USA.

Background information regarding candidates to be re-elected to theboard:

Lloyd Kelley, Vice Chairman: Age 53. Elected by the General Meeting.First elected 2001. BA (Business). President -- SBC International Inc., Europe. Member of the Board of Belgacom S.A. and ADSB Telecommunications B.V.

Larry Boyle: Age 45. Elected by the General Meeting. First elected 2000.BA (Mathematics), 1979. Executive Director - Finance, SBC International Inc. Member of the Board of ADSB Telecommunications B.V.

Niels Thomas Heering: Age 48. Elected by the General Meeting. First elected 1991. LLM, 1981. Partner in Gorrissen Federspiel Kierkegaard. Chairman of the Boards of CKBF Invest A/S, Comlex A/S, Columbus ITPartner A/S, Ellos A/S, EQT Partners A/S, Jeudan A/S, Mahe HoldingA/S, Mahe Real Estate A/S, Nesdu A/S, NTR Holding A/S, Plaza Ure & Smykker A/S, Selda A/S and Staehr Holding A/S. Member of the Boards of Falconbridge Greenland A/S, Ole Mathiesen A/S, Venjo A/S, CCBR A/S, Danske Private Equity A/S, J. Lauritzen A/Sb and Nordic Bioscience A/S.

Rick L. Moore: Age 51. Elected by the General Meeting. First elected 1999.BSc (Economics), 1976. Managing Director -- SBC International Business Development, SBC Communications Inc.

TDC is a growth and value-creation oriented Danish-based provider ofcommunications solutions with significant presence in selectedmarkets in Northern and Central Europe. TDC is organized as six mainbusiness lines; TDC Solutions, TDC Mobile International, TDC CableTV, TDC Directories, TDC Services and TDC Switzerland. TDC wasprivatized in 1994. Today, SBC Communications owns 41.6% of theshares, with the remainder held by individual and institutionalshareowners all over the world.

TDC listings

 Shares: Copenhagen Stock Exchange
 Reuters TDC.CO
 Bloomberg TDC DC
 Nominal value DKK 5
 ISIN DK0010 253335
 Sedol 5698790

 Shares: New York Stock Exchange
 Reuters TLD.N
 Bloomberg TLD US
 One ADS represent one half common share
 ISIN US8723 6N1028
 Sedol 2883094

Contact: TDC
         Investor Relations:
         +45 3343 7680
         www.tdc.com